UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*



                       KANSAS CITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          COMMON STOCK $1.25 PAR VALUE
                         (Title of Class of Securities)

                                   484836-10-1
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 8 Pages

CUSIP Number 484836-10-1                                       13G

 1   Name of Report Person
     S.S. or I.R.S. Identification No. of Above Person

          John K. Koetting, Robert C. Miller and Anne C. Moberg,
          Trustees of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the "SPSP")

 2                                                        Check the  Appropriate
                                                          Box if a  Member  of a
                                                          Group* (a) [ ]
          N/A                                                    (b) [X]

 3   SEC Use Only

 4   Citizenship or Place of Organization

          Missouri

                  5    Sole Voting Power
 Number of
                         0  (Participants may instruct the Trustees
  Shares                     how to vote their shares)

Beneficially      6    Shared Voting Power

 Owned by                0

   Each           7    Sole Dispositive Power

 Reporting               801,166  (Trustees have the power to sell
                                   Plan assets)
  Person
                  8    Shared Dispositive Power
   With
                         0

 9   Aggregate Amount Beneficially Owned by Each Reporting Person

          801,166

10   Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares*

11   Percent of Class Represented by Amount in Row 9

          6.7%

12   Type of Reporting Person*

          EP



                                Page 2 of 8 Pages

CUSIP Number 484836-10-1                                       13G

 1   Name of Report Person
     S.S. or I.R.S. Identification No. of Above Person

          John K. Koetting, Robert C. Miller and Anne C. Moberg,
          Trustees of the Kansas City Life Employee Stock Plan
          (the "ESOP")

 2   Check the  Appropriate Box if a Member of a Group*    (a) [ ]
          N/A                                              (b) [X]

 3   SEC Use Only

 4   Citizenship or Place of Organization

          Missouri

               5    Sole Voting Power
 Number of
                         0  (Participants may instruct the Trustees
  Shares                     how to vote their shares)

Beneficially   6    Shared Voting Power

 Owned by                0

   Each        7    Sole Dispositive Power

 Reporting               56,334   (Trustees have the power to sell
                                   Plan assets)
  Person
               8    Shared Dispositive Power
   With
                         0

 9   Aggregate Amount Beneficially Owned by Each Reporting Person

          56,334

10   Check Box if the Aggregate Amount in Row 9 Excludes Certain
     Shares*

11   Percent of Class Represented by Amount in Row 9

          .47%

12   Type of Reporting Person*

          EP




                                Page 3 of 8 Pages

Item 1(a)Name of Issuer:

               Kansas City Life Insurance Company (the "Company").

Item 1(b)      Address of Issuer's Principal Executive Offices:

               3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(a)      Name of Person Filing:

               This Statement is being filed by John K. Koetting, Robert C. Miller and Anne C. Moberg, Trustees ("Trustees") of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the "SPSP") and Trustees of the Kansas City Life Employee Stock Plan (the "ESOP"). The SPSP and the ESOP are collectively referred to as the "Plans". The address of the Plans and the Trustees is 3520 Broadway, Kansas City, Missouri 64111-2565. Mr. Koetting is Vice President and Controller of the Company. Mr. Miller is Senior Vice President, Administrative Services, of the Company. Mrs. Moberg is Treasurer of the Company. Each of the Trustees is a full time employee of the Company.

Item 2(b)      Address of Principal Business Office, or if None,
               Residence:

               3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(c)      Citizenship:

               See Cover Page, Item 4

Item 2(d)      Title of Class of Securities:

               Common Stock, $1.25 par value (the "Stock")

Item 2(e)      CUSIP Number:

               484836-10-1

Item 3 If this Statement is filed pursuant to Rules 13d-1(b)or 13d-2(b), check whether the person filing is a:

               (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.






                                Page 4 of 8 Pages
Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    See Cover Page, Item 9

               (b) Percent of Class:

                    See Cover Page, Item 11

               (c)  Number of Shares as to Which Such Person Has:

                      (i) Sole power to vote or direct the vote:

                          See Cover Page, Item 5

                     (ii) Shared power to vote or direct the vote:

                          See Cover Page, Item 6

                    (iii) Sole power to dispose or direct the disposition of:

                          See Cover Page, Item 7

                     (iv) Shared power to dispose or direct the disposition of:

                          See Cover Page, Item 8

               This Statement shall not be construed as an admission that the SPSP, the ESOP, or the Trustees of the respective Plans are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5         Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

               Participants in the Plans have the individual right to withdraw shares of stock, or the proceeds therefrom, from the Plans in accordance with and subject to the terms and conditions of the Plans. No other person is known to have the right to receive or the





                                Page 5 of 8 Pages
               power to direct the receipt of dividends from, or the proceeds from the sale of, the stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable

Item 8         Identification and Classification of Members of the
               Group:

               Each of the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, disclaims beneficial ownership of the shares of common stock of the Company held by the other.

               There are no agreements, arrangements, or understandings between or among the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, and any other person, party, or group with respect to the acquisition, holding, voting, or disposition of the stock.

Item 9         Notice of Dissolution of Group:

               Not Applicable

Item 10        Certification:

               By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Material to be Filed as Exhibits:

               (a)  The SPSP Plan document, Twenty-third Amendment, was filed as
                    Exhibit 10(b) to the Company's Form 10-K for the period ending December 31, 1999, and the ESOP Plan document, Eleventh Amendment, was filed as Exhibit 10(c) to the Company's Form 10-K for the period ending December 31, 1999.





                                Page 6 of 8 Pages
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

     Date:  February 09, 2001



                                KANSAS CITY LIFE INSURANCE COMPANY
                                 SAVINGS AND PROFIT SHARING PLAN



                                      /s/ John K. Koetting
                                    John K. Koetting, Trustee



                                      /s/ Robert C. Miller
                                    Robert C. Miller, Trustee



                                      /s/ Anne C. Moberg
                                    Anne C. Moberg, Trustee





          ATTENTION:  INTENTIONAL MISSTATEMENTS OR
          OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
          VIOLATIONS (See 18 U.S.C. 1001)




















                                Page 7 of 8 Pages
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

     Date:  February 09, 2001



                                       KANSAS CITY LIFE
                                      EMPLOYEE STOCK PLAN



                                      /s/ John K. Koetting
                                    John K. Koetting, Trustee



                                      /s/ Robert C. Miller
                                    Robert C. Miller, Trustee



                                      /s/ Anne C. Moberg
                                    Anne C. Moberg, Trustee






          ATTENTION:  INTENTIONAL MISSTATEMENTS OR
          OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
          VIOLATIONS (See 18 U.S.C. 1001)




















                               Page 8 of 8 Pages